UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

In accordance with the provisions of article 28 of the Consolidated Text of the Securities Market Law, approved by Supreme Decree No. 093-2002-EF and the Regulation of Facts of Relevance and Reserved Information, approved by Resolution SMV No. 005 -2014-SMV / 01, through this we inform, as a "Fact of Importance", the following:

1. That, on November 26, 2018, the Company has agreed to enter into a medium - term loan denominated in Peruvian Soles with Banco de Credito del Peru for a total amount of the equivalent of US$150,000,000.00, at an effective annual interest rate of 5.70%. The loan will have a term of 2 years. The use of funds from the loan is to finance the purchase of bonds described in point 3 below.

2. On January 25, 2013 and January 31, 2013, we reported as significant events the issue and placement of bonds in the international market, respectively, under Rule 144 A and Regulation S of the U.S. Securities Act of 1933, by Cementos Pacasmayo S.A.A. (the "Company") of its "4.50% Senior Notes due 2023" for a total of US$300,000,000.00 (the "Bonds").

3. Today, the Company has announced the start of an offer to purchase for cash in order to acquire the Bonds up to a maximum principal amount of US$150,000,000.00, which has been addressed to all holders of the Bonds (the "Tender Offer"). The Tender Offer is subject to the laws of the United States of America and the purpose thereof is to reduce the Company's exposure to exchange rate fluctuations and adjust the Company's debt profile.

4. The Tender Offer will expire on December 21, 2018 at 11:59 p.m. (New York City Time), unless it is extended or terminated in advance by the Company at its discretion (Expiration Date).

5. The Bondholders that offer their Bonds for purchase in the Tender Offer on or before the date indicated in number 4 above, and that are accepted by the Company for purchase, will receive US$975.00 for each US$1,000 of principal of the Bonds offered (Tender Offer Consideration). However, if the holders of the Bonds offer their Bonds for purchase in the Tender Offer on or before the early tender date (Early Tender Date), which will be December 7, 2018 at 5:00 p.m. (New York City Time) - unless such date is extended or the Tender Offer is terminated in advance by the Company at its discretion - and such Bonds are accepted by the Company for purchase, such holders of Bonds will receive an additional premium to the Tender Offer Consideration amounting to US$30.00 for each US$1,000 of principal of the Bonds offered (Early Tender Consideration).

6. The holders of the Bonds that offer their Bonds for purchase may withdraw said offer at any time until the Early Tender Date, unless such date is extended or the Tender Offer is terminated in advance by the Company at its discretion.

7. The Company expects that the settlement corresponding to the Bonds that are offered for purchase on or before the Early Tender Date will occur on approximately the second business day following the Early Tender Date (Early Settlement Date), unless such date is extended or the Tender Offer is terminated in advance by the Company. Likewise, the Company expects that the settlement corresponding to the Bonds that are offered for purchase after the Early Tender Date and on or before the Expiration Date will occur on approximately the second business day following the Expiration Date (Final Settlement Date).

8. In addition to the payment of the corresponding price as indicated in point 3 above, the Bondholders that offer their Bonds for purchase in the Tender Offer and that are accepted by the Company for purchase, will receive the unpaid interest that has accrued on said Bonds since the last interest payment date up to, but not including, the Early Settlement Date or the Final Settlement Date, as applicable. Payment of accrued interest will be made on the corresponding settlement date.

9. The Tender Offer is subject to the terms and conditions set forth in the document called "Offer to Purchase", which is available to investors at the Company’s offices.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: November 26, 2018